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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 2)(1)


                               AHL Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock ($.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  001296-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Mr. Graeme P. Denison, Caledonia Investments plc, Cayzer House,
           1 Thomas More St., London England E1 9LE (44-171-481-4343)
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 16, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No. 001296 10 2                  13D                    Page 2 of 20 Pages


_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     TAPIR INVESTMENTS (BAHAMAS) LTD.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________
4    SOURCE OF FUNDS*
     WC, AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     THE BAHAMAS


________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,102,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,102,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,102,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.82%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO

CUSIP No. 001296 10 2                  13D                    Page 3 of 20 Pages


_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     CALEDONIA INDUSTRIAL & SERVICES LIMITED

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ENGLAND


________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
_______________________________________________________________________________

CUSIP No. 001296 10 2                  13D                    Page 4 of 20 Pages


_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     CALEDONIA INVESTMENTS  (BERMUDA) LIMITED

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________
4    SOURCE OF FUNDS*
     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     BERMUDA


________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO

CUSIP No. 001296 10 2                  13D                    Page 5 of 20 Pages


_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     CALEDONIA INVESTMENTS PLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________
4    SOURCE OF FUNDS*
     NOT APPLICABLE

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ENGLAND


________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,102,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,102,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,102,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.82%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO

CUSIP No. 001296 10 2                  13D                    Page 6 of 20 Pages


_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     THE CAYZER TRUST COMPANY LIMITED

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________
4    SOURCE OF FUNDS*
     NOT APPLICABLE

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ENGLAND


________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,102,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,102,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,102,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.82%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO

CUSIP No. 001296 10 2                  13D                    Page 7 of 20 Pages


_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     STERLING INDUSTRIES PLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________
4    SOURCE OF FUNDS*
     NOT APPLICABLE

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ENGLAND


________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,102,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,102,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,102,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.82%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

            UNDER THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

                                  Introduction

          On May 1, 1997, Caledonia Investments (Bermuda) Limited ("Cal Bermuda") and certain affiliated entities filed a statement on Schedule 13D (the "Cal Bermuda Statement") in connection with an investment by Cal Bermuda in the common stock of AHL Services, Inc. (the "Issuer"). Subsequently, Cal Bermuda acquired in an open market transaction an additional 2,000 shares of the common stock of the Issuer. On November 4, 1997, Cal Bermuda purchased from the Issuer 250,000 shares of the Issuer's common stock ($0.01 par value). Accordingly, Cal Bermuda and certain affiliated entities amended, restated and supplemented the Cal Bermuda Statement previously filed by Cal Bermuda and certain affiliated entities with Amendment No. 1 to the Cal Bermuda Statement, filed on November 7, 1997. On December 16, 1998, Tapir Investments (Bahamas) Ltd. purchased 1,102,000 shares of the common stock of the Issuer from Cal Bermuda at Cal Bermuda's historic book cost of approximately $12.5 million. Accordingly, Cal Bermuda and its affiliates, Caledaria Investments plc, Caledonia Industrial & Services Limited, the Cayzer Trust Company Limited and Sterling Industries plc, hereby further amend, restate and supplement the Cal Bermuda Statement previously filed with respect to the Issuer. In addition, Tapir hereby reports on its initial filing of a Statement or Schedule 13D its acquisition of the Common Stock of the Issuer from Cal Bermuda.


________________________________________________________________________________
ITEM 1.  SECURITY AND ISSUER.

          This Statement relates to the common stock ($.01 par value) ("Common Stock") of AHL, Services, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 3353 Peachtree Road NE, Suite 1120, North Tower, Atlanta, GA 30326.


________________________________________________________________________________
ITEM 2.  IDENTITY AND BACKGROUND.

         The persons filing this Statement (the "Reporting Persons"), the persons enumerated in Instruction C of Schedule 13D (the "Additional Persons") and, where applicable, their respective places of organization, directors, executive officers and controlling persons, and the information in respect of such persons, are as follows:

          (a) This Statement is filed by (i) Tapir Investments (Bahamas) Ltd. ("Tapir") as the direct beneficial owner of the Common Stock previously referenced on pages 2 through 7; (ii) Caledonia Investments plc ("Caledonia") as an indirect beneficial owner of this Common Stock given that Caledonia is the holder of all of the outstanding capital stock of Tapir; (iii) The Cayzer Trust Company Limited ("Cayzer Trust") and Sterling Industries PLC ("Sterling") as indirect beneficial owners of this Common Stock given that their respective direct holdings of the securities of Caledonia represent indirect holdings of the stock of Tapir; (iv) Caledonia Investments (Bermuda) Limited ("Cal Bermuda") as a former direct beneficial owner of the Common Stock; and (v) Caledonia Industrial & Services Limited ("CIS"), as the holder of all of the outstanding capital stock of Cal Bermuda (collectively all these entities are the "Reporting Persons").

          Prior to December 16, 1998, Cal Bermuda was the registered and direct beneficial holder of approximately 7.82% of the outstanding common stock of the Issuer (adjusted for shares outstanding as of November 16, 1998). CIS is the holder of all of the outstanding stock of Cal Bermuda. Caledonia is the holder of all of the outstanding common stock of CIS. Cayzer Trust holds 27.2% of the outstanding common stock of Caledonia and 45.4% of the outstanding common stock of Sterling. Sterling holds 9.6% of the outstanding common stock of Caledonia. CIS, in turn, holds 27.2% of the outstanding common stock of Sterling. Together, Cayzer Trust and Sterling may be deemed to control Caledonia and, hence, CIS and Cal Bermuda. Cayzer Trust and Sterling disclaim beneficial ownership of Cal Bermuda, Caledonia or CIS.

         As of December 16, 1998, Tapir is the direct beneficial holder of approximately 7.82% of the outstanding Common Stock of the Issuer. Caledonia is the holder of all of the outstanding capital stock of Tapir. Cayzer Trust holds 27.2% of the outstanding common stock of Caledonia and 45.4% of the outstanding common stock of Sterling. Sterling holds 9.7% of the outstanding common stock of Caledonia. Together, Cayzer Trust and Sterling may be deemed to control Caledonia and, hence, Tapir. Cayzer Trust and Sterling disclaim beneficial ownership of Caledonia or Tapir.

         (b) The principal business address of Cal Bermuda is Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda. The principal business address of Tapir is Sandringham House, 83 Shirley Street, P.O. Box N-3247, Nassau, New Providence, The Bahamas. The principal business address for both Caledonia and Cayzer Trust is Cayzer House, 1 Thomas More Street, London, England E1 9LE. The principal business address of Sterling is Sterling House, Crewkerne, Somerset, England TA 18 8LL. The addresses of the officers and directors of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

         Tapir is an investment holding company.

         Cal Bermuda is an investment holding company.

         CIS is an investment holding company.

         Caledonia is a diversified trading and investment company.

         Cayzer Trust is an investment holding company.

         Sterling is an engineering company.

         (c) Certain additional information about the officers and directors of the Reporting Persons is set forth on Schedule A hereto and is incorporated herein by reference.

         (d) During the last five years, neither any Reporting Person nor any Additional Persons, according to any of the Reporting Person's knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither any Reporting Person, nor any of the Additional Persons, according to any of the Reporting Person's knowledge, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Tapir is a corporation organized under the laws of The Bahamas. Cal Bermuda is a corporation organized under the laws of Bermuda. CIS, Caledonia, Cayzer Trust and Sterling are corporations organized under the laws of England. Each of the Additional Persons is a citizen of The United Kingdom, except for S. Deal, P.C. Dunkley, P.T. Higgs and H.T. Lunn who are citizens of The Bahamas, T. Amissah-Furbert, who is a citizen of Ghana, and A.S. Morris, who is a citizen of Bermuda.


________________________________________________________________________________
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          850,000 shares of the Common Stock were acquired by Cal Bermuda directly from the Issuer on April 2, 1997 upon delivery of shares in the initial public offering of the Issuer utilizing existing cash resources of Cal Bermuda, 2,000 shares were acquired in the market by Cal Bermuda on October 13, 1997 and 250,000 shares were acquired in a public offering by the Issuer completed on November 4, 1997. On December 16, 1998, Tapir purchased 1,102,000 shares of AHL Services, Inc. from Cal Bermuda at Cal Bermuda's historic book cost bringing Cal Bermuda's holdings of the Issuer's Common Stock to zero. Approximately $12 million of the funds used by Tapir to purchase the shares of the Issuer from Cal Bermuda were obtained through an issuance and sale by Tapir of shares of its capital stock to its parent company, Caledonia (which utilized cash-on-hand working capital to purchase the shares of Tapir). The remainder of the funds used to purchase the Issuer's shares from Cal Bermuda were provided by Tapir's working capital.


________________________________________________________________________________
ITEM 4.  PURPOSE OF TRANSACTION.


         The purpose of the acquisition of the Common Stock by Tapir is to acquire and maintain an equity interest in the Issuer for investment purposes. Any Reporting Person, may, from time to time, increase, reduce or dispose of its investment in the Issuer, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock of the Issuer, the availability of funds, borrowing costs, other opportunities available to the Reporting Person, the strategic value of the investment to the Reporting Person and other considerations.


________________________________________________________________________________
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Tapir is the direct beneficial owner of 1,102,000 shares of Common Stock of the Issuer.

          This holding represents approximately 7.82% of the total of 14,096,522 shares of Common Stock currently outstanding according to the Issuer's quarterly report on Form 10Q for the quarter ended September 30, 1998 filed on November 16, 1998 ("Issuer 10Q"). By virtue of the relationships described in Item 2, Caledonia, Cayzer Trust and Sterling may be deemed to share indirect beneficial ownership of the shares of Common Stock owned directly by Tapir. Cayzer Trust and Sterling disclaim all such beneficial ownership.

         (b) Except as disclosed above in response to Item 3, there have been no transactions in shares of Common Stock by any Reporting Person.

         (c) Tapir has the right to receive and the power to direct receipt of dividends from the shares of Common Stock of the Issuer that it holds.

         (d) On December 16, 1998, Cal Bermuda ceased to be the direct beneficial owner of more than five percent of the Common Stock of the Issuer pursuant to Cal Bermuda's transfer of 1,102,000 shares of the Issuer's Common Stock to Tapir. In addition, as a result of such transfer of the Issuer's Common Stock, CIS ceased to be an indirect beneficial owner of more than five percent of the Issuer's Common Stock.


________________________________________________________________________________
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


________________________________________________________________________________
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1 - Written Agreement Relating to the Filing of Joint Statement Pursuant to Exchange Act Rule 13d-1(k).

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 28, 1998                   TAPIR INVESTMENTS (BAHAMAS) LTD.

                                            BY: /s/ Peter T. Higgs

                                            NAME: Peter T. Higgs

                                            TITLE: Director


December 28, 1998                   CALEDONIA INVESTMENTS (BERMUDA) LIMITED

                                            BY: /s/ Peter Bubenzer

                                            NAME: Peter Bubenzer

                                            TITLE: Director


December 28, 1998                   CALEDONIA INDUSTRIAL & SERVICES LIMITED

                                            BY: /s/ G.P. Denison

                                            NAME:  G.P. Denison

                                            TITLE: Company Secretary

December 28, 1998                   CALEDONIA INVESTMENTS PLC

                                            BY: /s/ G.P. Denison

                                            NAME: G.P. Denison

                                            TITLE: Company Secretary


December 28, 1998                   THE CAYZER TRUST COMPANY LIMITED

                                            BY:/s/ M.G. Wyatt

                                            NAME: M.G. Wyatt

                                            TITLE: Director


December 28, 1998                   STERLING INDUSTRIES PLC

                                            BY:/s/ Sir David Kinloch

                                            NAME: Sir David Kinloch

                                            TITLE: Director


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                           SCHEDULE A TO SCHEDULE 13D

(I)  DIRECTORS AND OFFICERS OF TAPIR INVESTMENTS (BAHAMAS) LTD.

NAME                      RESIDENCE                   PRINCIPAL OCCUPATION                CITIZENSHIP
----                      ---------                   --------------------                -----------
P. N. Buckley             6 Albert Place              Chairman and Chief Executive,       United Kingdom
                          London                      Caledonia Investments plc
                          W8 5PD, England

Hon. C. W. Cayzer         Finstock Manor              Executive Director,                 United Kingdom
                          Finstock                    Caledonia Investments plc
                          Oxfordshire
                          OX7 3DG, England

S. Deal                   Sandringham House           Lawyer                              Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          Nassau, Bahamas

P. C. Dunkley             Sandringham House           Lawyer                              Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          Nassau, Bahamas

P. T. Higgs               Sandringham House           Lawyer                              Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          Nassau, Bahamas

H. T. Lunn                Sandringham House           Legal Assistant                     Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          Nassau, Bahamas

(II) DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INVESTMENTS (BERMUDA) LIMITED

NAME                        RESIDENCE                       PRINCIPAL OCCUPATION              CITIZENSHIP
----                        ---------                       --------------------              -----------
P. Bubenzer                 Forseti's Place                 Lawyer                            United Kingdom
                            4 Turtle Bay Crescent
                            Southampton SN01
                            Bermuda

M.J. Spurling               448 Shek O Village              Lawyer                            United Kingdom
                            Hong Kong

Sir David Kinloch           29 Walpole Street               Deputy Chief Executive,           United Kingdom
                            London, SW3 4QS                 Caledonia Investments plc
                            England

M. Thornhill                9, Kellett View                 Lawyer                            United Kingdom
                            65-69 Mt. Kellett Road
                            The Peak
                            Hong Kong

J.M. Keyes                  Midvale                         Lawyer                            United Kingdom
                            8 Tribe Road No. 1
                            Devonshire DV 06
                            Bermuda

T. Amissah-Furbert          8 Garthowem Road                Lawyer                            Ghanaian
                            Devonshire DV 07
                            Bermuda

A.S. Morris                 5 Collectors Hill               Lawyer                            Bermudan
                            Smith's FL 01
                            Bermuda

Mrs. R. Johnson             7 Harlem Heights Rd.            Company Secretary                 United Kingdom
                            Bailey's Bay
                            Ham Parish CR 04
                            Bermuda

(III) DIRECTORS AND EXECUTIVE OFFICERS F CALEDONIA INDUSTRIAL & SERVICES LIMITED

NAME                      RESIDENCE                      PRINCIPAL OCCUPATION              CITIZENSHIP
----                      ---------                      --------------------              -----------

P.N. Buckley              6 Albert Place                 Chairman &                        United Kingdom
                          London W8 5PD                  Chief Executive,
                          England                        Caledonia Investments plc

J. H. Cartwright          Rectory Meadow                 Finance Director,                 United Kingdom
                          Hawthorn Place                 Caledonia Investments plc
                          Penn,
                          Buckinghamshire
                          HP10 8EH, England

Hon. C. W. Cayzer         Finstock Manor                 Executive Director,               United Kingdom
                          Finstock                       Caledonia Investments plc
                          Oxfordshire, OX73DG
                          England

G. P. Denison             16 Highfield Road              Company Secretary,                United Kingdom
                          Hertford                       Caledonia Investments plc
                          Hertfordshire
                          SG13 8BH
                          England

Sir David Kinloch         29 Walpole Street              Deputy Chief Executive,           United Kingdom
                          London SW3 4QS                 Caledonia Investments plc
                          England

M. G. Wyatt               Pippin Park                     Deputy Chairman,                  United Kingdom
                          Lidgate, Newmarket              Caledonia Investments plc
                          Suffolk, CB8 9PP
                          England


(IV) DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INVESTMENTS PLC


NAME                      RESIDENCE                  PRINCIPAL OCCUPATION                  CITIZENSHIP
----                      ---------                  --------------------                  -----------

P.N. Buckley              6 Albert Place             Chairman and Chief Executive,         United Kingdom
                          London                     Caledonia Investments plc
                          W8 5PD, England

J. Burnett-Stuart         Ardmeallie House           Retired                               United Kingdom
                          Huntley
                          Aberdeenshire
                          AB54 5RS, Scotland

J. H. Cartwright          Rectory Meadow             Finance Director,                     United Kingdom
                          Hawthorn Place, Penn       Caledonia Investments plc
                          Buckinghamshire
                          HP10 8EH, England

Lord Cayzer               The Grove                  President,                            United Kingdom
                          Walsham-le-Willows         Caledonia Investments plc
                          Suffolk, England

N. K. Cayzer              Thriepley House            Non Executive Director,               United Kingdom
                          Lundie, Dundee             Oriel Group plc
                          Scotland                   Stuart House
                                                     Queens Gate
                                                     Britannia Road
                                                     Waltham Cross
                                                     Hertfordshire, EN8 7TF
                                                     England

Hon. C. W. Cayzer         Finstock Manor             Executive Director,                   United Kingdom
                          Finstock                   Caledonia Investments plc
                          Oxfordshire
                          OX7 3DG, England

G. P. Denison             16 Highfield Road          Company Secretary,                    United Kingdom
                          Hertford                   Caledonia Investments plc
                          Hertfordshire
                          SG13 8BH, England

Sir David Kinloch         29 Walpole Street          Deputy Chief Executive, Caledonia     United Kingdom
                          London, SW3 4QS            Investments plc
                          England

J. R. H. Loudon           Olantigh                   Finance Director,                     United Kingdom
                          Wye                        Blue Circle Industries PLC
                          Ashford                    84 Eccleston Square
                          Kent, England              London, SW1V 1PX
                          TN25 5EW                   England

M. G. Wyatt               Pippin Park                Deputy Chairman,                      United Kingdom
                          Lidgate, Newmarket         Caledonia Investments plc
                          Suffolk
                          CB8 9PP, England

(V) DIRECTORS AND EXECUTIVE OFFICERS OF THE CAYZER TRUST COMPANY LIMITED

NAME                         RESIDENCE                  PRINCIPAL OCCUPATION             CITIZENSHIP
----                         ---------                  --------------------             -----------
G. A. Adkin                  Marsh Farm Cottage         Retired                          United Kingdom
                             Mapperton, Beaminster
                             Dorset DT8 3NP
                             England

P. N. Buckley                6 Albert Place             Chairman and Chief Executive,    United Kingdom
                             London                     Caledonia Investments plc
                             W8 5PD, England

Lord Cayzer                  The Grove                  President,                       United Kingdom
                             Walsham-le-Willows         Caledonia Investments plc
                             Suffolk, England

Hon. C. W. Cayzer            Finstock Manor             Executive Director,              United Kingdom
                             Finstock                   Caledonia Investments plc
                             Oxfordshire
                             OX7 3DG, England

Sir James Cayzer             Kinpurnie Castle           Landowner                        United Kingdom
                             Newtyle, Angus
                             Scotland

The Hon. Mrs. N. Colvin      Tangley House, Andover     None                             United Kingdom
                             Hampshire
                             SP11 OSH, England

J. I. Mehrtens               51 Oxenden Wood Road       Company Secretary,               United Kingdom
                             Chelsfield Park            The Cayzer Trust Company Limited
                             Orpington,
                             Kent BR6 6HP, England

M. G. Wyatt                  Pippin Park                Deputy Chairman,                 United Kingdom
                             Lidgate, Newmarket         Caledonia Investments plc
                             Suffolk
                             CB8 9PP, England

(VI)  DIRECTORS AND EXECUTIVE OFFICERS OF STERLING INDUSTRIES PLC


NAME                         RESIDENCE                  PRINCIPAL OCCUPATION             CITIZENSHIP
----                         ---------                  --------------------             -----------
D. Blunn                     The Barn, Park Farm        Finance Director,                United Kingdom
                             Marston Magna Somerset     Sterling Industries PLC
                             TA22 8AX, England

P. N. Buckley                6 Albert Place             Chairman and Chief Executive,    United Kingdom
                             London                     Caledonia Investments plc
                             W8 5PD, England

H. W. Denman                 The Penthouse              Retired                          United Kingdom
                             Old Avenue
                             St. Georges Hill
                             Weybridge
                             Surrey, KT13 OQB
                             England

D. Diggins                   Fairgarden                 Chief Executive,                 United Kingdom
                             Unity Lane                 Sterling Industries PLC
                             Misterton, Crewkerne
                             Somerset TA18 5NA
                             England

Sir David Kinloch            29 Walpole Street          Deputy Chief Executive,          United Kingdom
                             London, SW3 4QS            Caledonia Investments plc
                             England

M. G. Wyatt                  Pippin Park                Deputy Chairman                  United Kingdom
                             Lidgate, Newmarket         Caledonia Investments plc
                             Suffolk
                             CB8 9PP, England